UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-1)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)
Nuveen Investments, Inc.

(Name of Issuer)
Common Stock Class A

(Title of Class of Securities)
67090F106

(CUSIP NUMBER)
David Aufhauser, Esq.
UBS AG
299 Park Avenue
New York, New York 10171
212-821-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 29, 2007

(Date of Event That Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names and I.R.S. Identification Nos. of Reporting Persons
UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS AG) * See item 5

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC USE ONLY

4	Source of Funds

BK.AF,WC

5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)

☑

6	Citizenship or Place of Organization

Switzerland

	7	Sole Voting Power:

NUMBER OF

SHARES	8	Shared Voting Power:
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		Less than 5%

WITH	10	Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent of Class Represented by Amount in Row (11)

Less than 5%

14	Type of Reporting Person

BK

2

Item 1. Security and Issuer
Common Stock
Nuveen Investments, Inc.
333 W. Wacker Dr., Chicago, IL 60606
Item 2. Identity and Background
UBS AG
Principal business: UBS AG is a major international banking and financial firm.
UBS AG’s principal business office is located at:
Bahnhofstrasse 45
CH-8021, Zurich, Switzerland
UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. Subsidiaries of UBS AG include UBS Securities LLC and UBS Financial Services Inc. Like most securities firms, UBS Securities LLC and UBS Financial Services Inc. are, and have been, defendant(s) in numerous legal actions brought by private plaintiffs relating to their securities businesses that allege various violations of federal and state securities laws. UBS Securities LLC and UBS Financial Services Inc. are wholly owned subsidiaries of UBS AG. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.
Further, UBS AG, UBS Securities LLC and UBS Financial Services Inc., and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC and UBS Financial Services Inc. regularly report to the Financial Industry Regulatory Authority, Inc. on Form B-D and to the SEC on Schedule E to Form ADV investigations that result in orders. These reports are publicly available.

Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the purchases of the Common Stock (as defined above in Item 1) was internal funds of UBS AG and the affiliates that purchased the subject securities and/or the available funds of clients if shares purchased on a discretionary basis for client accounts.
Item 4. Purpose of Transaction
The shares of Common Stock were acquired for investment and proprietary trading purposes and not with the purpose or effect of changing or influencing control of the Issuer. UBS AG and its affiliates review their respective holdings of the Issuer on an ongoing basis. Depending on such evaluations, UBS and its affiliates may from time to time in the future acquire additional shares in connection with such investment and risk arbitrage activities. Except as otherwise described herein, none of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) — (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)-(b) This filing reflects shares beneficially owned by UBS Investment Bank, Wealth Management USA and Global Wealth Management and Business Banking business groups of UBS AG (the “Business Groups”), through the following entities through those business groups:
UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt
UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A

UBS Warburg Corretora de Cambio e Valores
Mobiliarios S.A.
UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch
UBS Capital Markets LP
UBS Capital Latin America LDC
UBS Securities France SA
UBS AG Canada Branch
UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico
UBS Americas Inc
UBS Financial Services Inc.
UBS Finance Management Ltd.
Dillon Read Financial Products Fund Ltd
Banco UBS Pactual SA
(c) – As required, the following information below describes trading in the above mentioned class of securities that is considered reportable within the past sixty day or since the last 13D filing.
The Reporting Person has sole voting and dispositive power over all of the shares reported above.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
To the best knowledge of UBS AG, no contracts, arrangements, understandings or relationships (legal or otherwise) exist UBS AG and any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits
None

SIGNATURES
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS AG
By:	/s/ Edward Buscemi
Edward Buscemi
Executive Director

By:	/s/ James Odell
James Odell
Managing Director

Date: August 29, 2007